Drinker Biddle & Reath LLP

One Logan Square

Suite 2000

Philadelphia, PA 19103

(215) 988-2700 (Phone)

(215) 988-2757 (Facsimile)

www.drinkerbiddle.com

January 27, 2011

VIA EDGAR TRANSMISSION

Ms. Kim Browning

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Turner Funds (the “Trust” or the “Registrant”)
(1933 Act Registration No. 333-00641)
(1940 Act Registration No. 811-07527)

Dear Ms. Browning:

Set forth below are our responses to your comments on the Trust’s Registration Statement on Form N-14 under the Securities Act of 1933, as amended (the “Registration Statement”) and our initial response letter dated January 25, 2011 relating thereto, regarding the proposed reorganization (“Reorganization”) of Turner Large Cap Growth Fund (the “Large Cap Growth Fund”) into Turner Core Growth Fund (the “Core Growth Fund” and together with the Large Cap Growth Fund, the “Funds”).  The Core Growth Fund will be renamed Turner Large Growth Fund (the “Large Growth Fund”) effective January 31, 2011.  Page references are to the Registration Statement as filed with the Commission on December 15, 2010.

Shareholder Letter

1.                                       Comment:  Disclose the source (e.g., the Fund or the Adviser) of each Fund’s definition of large cap companies as disclosed in the Proxy Statement/ Prospectus.

Response:  For each Fund, it is the Fund that defines large cap companies.  Registrant will revise the disclosure to state, for the Large Cap Growth Fund: “Large cap companies are defined by the Fund for this purpose as companies with market capitalizations at the time of purchase in the range of those market capitalizations of companies included in the Russell Top 200 Growth Index.”  Registrant will revise the disclosure to state, for the

Large Growth Fund: “Large cap companies are defined by the Fund for this purpose as companies with market capitalizations at the time of purchase of $3 billion or more.”

2.                                       Comment:  When discussing the Funds’ 80% investment policies under the “Comparison of Large Cap Growth and Core Growth Funds” section in the Proxy Statement/ Prospectus, please revise the disclosure to note that the Funds’ policy is to invest “80% of net assets plus any borrowing for investment purposes” in certain securities.

Response:  Registrant will make this change in the above referenced section.

3.                                       Comment:  Please confirm that all material differences between the Large Cap Growth Fund and the Core Growth Fund (and the Large Growth Fund) are disclosed in the Proxy Statement/ Prospectus.

Response:  Registrant confirms that all material differences between the Large Cap Growth Fund and the Core Growth Fund (and the Large Growth Fund) are disclosed in the Proxy Statement/ Prospectus, as revised in accordance with Registrant’s response letter dated January 25, 2011.

4.                                       Comment:  Disclose clearly any indirect expenses the Funds or shareholders may incur as a result of the Reorganization.

Response:  As disclosed in the Proxy Statement/ Prospectus, the Large Cap Growth Fund may sell certain of its securities in anticipation of the Reorganization, which may be viewed as an “indirect” expense that would be borne by the Large Cap Growth Fund and its shareholders.  Registrant will disclose that, while the Large Cap Fund has no current plans to dispose of certain securities prior to the Reorganization, any disposition of such will be costs that are borne by the Large Cap Growth Fund and its shareholders.

5.                                       Comment:  Include the Funds’ statutory prospectus in the documents delivered to shareholders.

Response:  Registrant will include the Funds’ statutory prospectuses in the documents sent to shareholders.

6.                                       Comment:  In your previous response discussing the difference between the “Total Other Expenses” of the Large Cap Growth Fund and the Core Growth Fund as disclosed in the Expense Ratio Tables on pages 4 and 5, you state that the difference “is a result of, among other things, the realization of economies of scale on certain costs and the different investor bases of the Funds, which may affect transfer agency and other costs calculated on a per account basis.”  Please clarify what “other things” may be included in the difference in these expenses.

Response:   Registrant knows of no “other things” that are included in the difference in the expenses.  Therefore, Registrant revises its previous Response as follows: “The difference between the “Total Other Expenses” of the Large Cap Growth Fund and the Core Growth Fund is a result of the realization of economies of scale on certain costs and the different investor bases of the Funds, which may affect transfer agency and other costs calculated on a per account basis.”

7.                                       Comment:  Confirm that the Funds have incurred no acquired fund fees and expenses or interest expenses relating to short sales as set forth in the Expense Ratio Tables on pages 4 and 5.  If the Funds have not incurred such expenses, you do not need to include negative disclosure in the footnotes to the Expense Ratio Tables to the effect that the Funds have not incurred such expenses.

Response:  Registrant confirms that the Funds incurred no acquired fund fees and expenses or interest expenses relating to short sales.  The footnotes to the Expense Ratio Tables will not include negative disclosure to this effect.

8.                                       Comment:  Describe the type of “equity” securities, e.g., common stock, preferred stock, etc., in which the Funds may invest in the paragraphs titled “Principal Investment Strategy” on page 7 of the Proxy Statement/ Prospectus.

Response:  Registrant believes that the current disclosure describes the principal investment strategies of the Funds, including the types of investments each will make, with adequate specificity.

The Trust acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Registration Statement.  The Trust further acknowledges that staff comments or changes to disclosure in response to staff comments on the Registration Statement may not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the Registration Statement.  The Trust further acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any party under the federal securities laws of the United States of America.

We trust that the foregoing is responsive to your comments.  Questions and comments concerning this filing may be directed to the undersigned at (215) 988-2972 or, in my absence, to Josh Deringer at (215) 988-2959.

Very truly yours,

/s/ Joseph B. Andolina
Joseph B. Andolina

cc:	Brian F. McNally, Esq.
Josh Deringer, Esq.
Michael P. Malloy, Esq.